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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 5)


                               G & L Realty Corp.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   36127 11 09
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                                 (CUSIP Number)
                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 12, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 36127 11 09
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1.   Names of Reporting Persons.

     Lyle Weisman
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2.   Check the Appropriate Box if a Member of a Group                   (a) [X]
                                                                        (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds

     PF, OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
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6.   Citizenship or Place of Organization

     United States
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                        7.  Sole Voting Power
Number of
Shares                      81,900
Beneficially           ---------------------------------------------------------
Owned by                8.  Shared Voting Power
Each
Reporting              ---------------------------------------------------------
Person                  9.  Sole Dispositive Power
With
                             81,900
                       ---------------------------------------------------------
                       10.   Shared Dispositive Power

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      81,900
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
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13.   Percent of Class Represented by Amount in Row (11)
      Approximately 3.5% based upon total number of shares shown outstanding on most recent Annual Report
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CUSIP No. 36127 11 09
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1.   Names of Reporting Persons.

     Asher Gottesman
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2.   Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                         (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds

     PF, OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
                        7.  Sole Voting Power
Number of
Shares                      33,310
Beneficially           ---------------------------------------------------------
Owned by                8.  Shared Voting Power
Each
Reporting              ---------------------------------------------------------
Person                  9.  Sole Dispositive Power
With
                            33,310
                       ---------------------------------------------------------
                       10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     33,310
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Approximately 1.4% based upon total number of shares shown outstanding on most recent Annual Report
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14.  Type of Reporting Person

     IN
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CUSIP No. 36127 11 09
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1.   Names of Reporting Persons.

     Len Fisch
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2.   Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                         (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds

     PF, OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
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                        7.   Sole Voting Power
Number of
Shares                 ---------------------------------------------------------
Beneficially            8.   Shared Voting Power .
Owned by
Each                         160,000 joint voting power with Igor Korbatov
Reporting              ---------------------------------------------------------
Person                  9.   Sole Dispositive Power
With
                       ---------------------------------------------------------
                       10.   Shared Dispositive Power
                             160,000 joint dispositive power with Igor Korbatov

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     160,000, jointly with Igor Korbatov
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Approximately 6.9% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
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CUSIP No. 36127 11 09
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Igor Korbatov
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2.   Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

     PF, OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
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                        7.  Sole Voting Power
Number of
Shares                 ---------------------------------------------------------
Beneficially            8.  Shared Voting Power
Owned by                    160,000 joint voting power with Len Fisch
Each
Reporting              ---------------------------------------------------------
Person                  9.  Sole Dispositive Power
With
                       ---------------------------------------------------------
                       10.  Shared Dispositive Power
                            160,000 joint dispositive power with Len Fisch

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     160,000, jointly with LenFisch
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Approximately 6.9% based upon total number of shares shown outstanding on most recent Annual Report
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14.  Type of Reporting Person

     IN
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

The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, is hereby further amended by this Amendment No. 5. Capitalized terms used herein without definition shall have the meanings given to them in prior filings.


ITEM 4. PURPOSE OF TRANSACTION
Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001. On June 5, 2001 the Reporting Persons delivered a proposal to the Special Committee of the Board of Directors of the Company, whereby the Reporting Persons offered to acquire, at the election of the Company, either (a) all of the issued and outstanding common stock of the Company (the "Common Stock")(including Common Stock issuable upon conversion of Partnership Interests), but not less than a majority, at a cash price equal to $15.00 per share of Common Stock or (b) all of the assets of the Company at an all cash purchase price equivalent to $15.00 per share of Common Stock (the "Offer").

The Offer was scheduled to expire at five o'clock p.m. Pacific Time on Tuesday, June 12, 2001 unless accepted or mutually extended by that time. Consistent with discussions between representatives of the Special Committee and of the Reporting Persons, the Offer has been extended to 5:30 p.m., Pacific Time on Friday, June 22, 2001.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)


                           Aggregate Number of Shares
Name                           Beneficially Owned              Approximate Percentage of Class
-----------------------------------------------------------------------------------------------
Lyle Weisman                       81,900                                   3.5%

Asher Gottesman                    33,310                                   1.4%

Len Fisch and
Igor Korbatov                     160,000                                   6.9%


(b)

1.   Lyle Weisman has sole voting and dispositive power over his 81,900 shares.
2. Asher Gottesman has sole voting and dispositive power over his 33,310 shares.
3. Len Fisch and Igor Korbatov have joint voting and dispositive power over their 160,000 shares.

(c) Transactions effected during the past sixty days:

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001.

On June 12, 2001 Asher Gottesman purchased 100 shares at a purchase price of $13.50 per share in an open market transaction.

(d) Not applicable.

(e) Not applicable.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A, Joint Filing Agreement among the Reporting Persons.




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 13, 2001


/s/ Lyle Weisman
---------------------------
Lyle Weisman

Date:  June 13, 2001


/s/ Asher Gottesman
---------------------------
Asher Gottesman

Date:  June 13, 2001

/s/ Len Fisch
---------------------------
Len Fisch

Date:  June 13, 2001

/s/ Igor Korbatov
---------------------------
Igor Korbatov



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                                    EXHIBIT A
                             Joint Filing Agreement

     Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.


Date: May 11, 2001

                                  /s/ Lyle Weisman
                                  ---------------------------
                                  Lyle Weisman

                                  /s/ Asher Gottesman
                                  ---------------------------
                                  Asher Gottesman

                                  /s/ Len Fisch
                                  ---------------------------
                                  Len Fisch

                                  /s/ Igor Korbatov
                                  ---------------------------
                                  Igor Korbatov